Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue NW, Suite 500
Washington, D.C. 20036
202.822.9611

January 30, 2015

VIA EDGAR

Mr. James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:         Nationwide Mutual Funds (the “Registrant”)
File Nos. 333-40455 and 811-08495

Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission (the “Commission”) this application for withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485A, which was accepted via the EDGAR system at 10:10 a.m. on November 10, 2014 (Accession No. 0001193125-14-404943).  This application also includes the withdrawal of the associated delaying amendment (the “Delaying Amendment”) filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 2:30 p.m. on January 22, 2015 (Accession No. 0001582816-15-000019).  The Amendment was filed under Rule 485(a) in anticipation of launching a new fund with an appointed subadviser and the Delaying Amendment was filed under Rule 485(b) in order to delay the effectiveness of the Amendment.  However, the Registrant does not intend to launch the new fund at the present time and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001193125-14-404943) filed under the EDGAR submission type 485A and Registrant’s Delaying Amendment (Accession No. 0001582816-15-000019) filed under the EDGAR submission type 485BXT.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8416.

Very truly yours,
/s/ Cillian M. Lynch
Cillian M. Lynch, Esq.